SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
Myers Industries, Inc.

(Name of Issuer)

Common Stock, no par value	628464109

(Title of class of securities)	(CUSIP number)
Megan L. Mehalko, Benesch Friedlander Coplan & Aronoff LLP
200 Public Square, Suite 2300, Cleveland, Ohio 44114, (216) 363-4487

(Name, address and telephone number of person authorized to receive notices and communications)
December 10, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
(Continued on following pages)
(Page 1 of 9 pages)

CUSIP No.	628464109	13D	Page	2	of	9 pages

1	NAME OF REPORTING PERSONS: Mary S. Myers Revocable Trust dated September 21, 1989, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,442,524**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,442,524**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,442,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.77%

14	TYPE OF REPORTING PERSON:

OO

CUSIP No.	628464109	13D	Page	3	of	9 pages

1	NAME OF REPORTING PERSONS: Ellen J. Myers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		538

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,442,524**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		538

WITH	10	SHARED DISPOSITIVE POWER:

3,442,524**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,443,062

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.77%

14	TYPE OF REPORTING PERSON:

IN

CUSIP No.	628464109	13D	Page	4	of	9 pages

1	NAME OF REPORTING PERSONS: Kathryn A. Myers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		13,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,442,524**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,000

WITH	10	SHARED DISPOSITIVE POWER:

3,442,524**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,455,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.81%

14	TYPE OF REPORTING PERSON:

IN
* The Mary S. Myers Revocable Trust dated September 21, 1989, as amended (the “Trust”) was established by Mary Myers for the benefit of her descendants and the Common Shares subject to this report were previously transferred into the name of the Trust by Mary Myers. Upon Mary Myers’ death on December 10, 2008, the Trust’s beneficial ownership of these Common Shares became irrevocable. No funds were utilized in connection with this transaction.

** At the time of Mary Myers’ death on December 10, 2008, the Trust held 3,442,524 Common Shares. As co-trustees of the Trust, Ellen J. Myers and Kathryn A. Myers (collectively, the “Co-Trustees”) share voting power and dispositive power with respect to the 3,442,524 Common Shares held by the Trust. Each Co-Trustee may be deemed to have beneficial ownership of the Common Shares held by the Trust as a result of her position with the Trust, although each Co-Trustee disclaims beneficial ownership of such shares to the extent that she do not have a pecuniary interest with respect to such shares.
     Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the common stock, no par value per share (the “Common Shares”) of Myers Industries, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1293 South Main Street, Akron, Ohio 44301.
     Item 2. Identity and Background.
     (a) This Schedule 13D is jointly filed by the following Reporting Persons: Mary S. Myers Revocable Trust dated September 21, 1989, as amended, Ellen J. Myers and Kathryn A. Myers.
     (b) The principal business address of the Trust and the Co-Trustees is c/o Benesch Friedlander Coplan & Aronoff LLP, 200 Public Square, Suite 2300, Cleveland, Ohio 44114.
     (c) The Trust was established under Ohio law by Mary Myers, as grantor, for the benefit of her descendants, including the Co-Trustees. Upon the death of Mary Myers on December 10, 2008, the Trust’s beneficial ownership of these Common Shares became irrevocable and the Co-Trustees, who are both individuals and residents of the state of New York, became the sole parties controlling the voting and disposition of the Common Shares held by the Trust.
     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.
     (f) Each Co-Trustee is a citizen of the United States of America.
     Item 3. Source and Amount of Funds or Other Consideration.
     Item 4 of the cover page of this Schedule 13D, which relates to the source of funds by the Reporting Persons, is hereby incorporated by reference in this response.

     Item 4. Purpose of the Transaction.
     For estate planning purposes, Mary Myers established the Trust under Ohio law for the benefit of her descendants, including the Co-Trustees. Mary Myers previously transferred 3,442,524 Common Shares to the Trust. Upon Mary Myers’ death on December 10, 2008, the Trust became irrevocable and the Co-Trustees became the sole parties controlling the voting and disposition of the Common Shares held by the Trust. The Co-Trustees have shared voting power and shared dispositive power over the 3,442,524 Common Shares held by the Trust.
     The Trust holds the Common Shares for estate planning purposes and the Trust anticipates distributing the Common Shares in the near future to the beneficiaries named by Mary Myers in the trust agreements. The Trust may dispose of some of the Common Shares held by the Trust in order to satisfy estate tax obligations of Mary Myers. Until disposition of the Common Shares as described above, the Trust holds such shares for investment purposes. The Trust will continue to review the performance of this investment and its investment alternatives. As part of this ongoing review of its investment in the Common Shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may explore other alternatives with respect to this investment in the Common Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer’s business or corporate structure. Except as described herein, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:
     (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”); or
     (j) Any action similar to any of those enumerated above.
     Notwithstanding the foregoing, the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.
     Item 5. Interest in Securities of the Issuer.
     (a) Items 7 through 11 and 13 of the cover page of this Schedule 13D, which relate to the ownership of Common Shares by each Reporting Person is hereby incorporated by reference in this response.
     (b) Items 7 through 10 of the cover page of this Schedule 13D, which relate to each Reporting Person’s voting and dispositive power with respect to the Common Shares, that such Reporting Person owns is hereby incorporated by reference in this response.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None except the Joint Filing Agreement, dated January 27, 2009, filed as Exhibit 1 to this Schedule 13D.
     Item 7. Materials to be Filed as Exhibits.
     Exhibit 1: Joint Filing Agreement, dated January 27, 2009

SIGNATURE
     After reasonable inquiry and to the best of its or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2009	MARY S. MYERS REVOCABLE TRUST DATED SEPTEMBER 21, 1989, AS AMENDED
	By:	/s/ Ellen J. Myers
Ellen J. Myers, its co-trustee

Dated: January 27, 2009	MARY S. MYERS REVOCABLE TRUST DATED SEPTEMBER 21, 1989, AS AMENDED
	By:	/s/ Kathryn A. Myers
Kathryn A. Myers, its co-trustee

Dated: January 27, 2009	/s/ Ellen J. Myers
ELLEN J. MYERS

Dated: January 27, 2009	/s/ Kathryn A. Myers
KATHRYN A. MYERS

EXHIBIT 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13(D)
     The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: January 27, 2009	MARY S. MYERS REVOCABLE TRUST DATED SEPTEMBER 21, 1989, AS AMENDED
	By:	/s/ Ellen J. Myers
Ellen J. Myers, its co-trustee

Dated: January 27, 2009	MARY S. MYERS REVOCABLE TRUST DATED SEPTEMBER 21, 1989, AS AMENDED
	By:	/s/ Kathryn A. Myers
Kathryn A. Myers, its co-trustee

Dated: January 27, 2009	/s/ Ellen J. Myers
ELLEN J. MYERS

Dated: January 27, 2009	/s/ Kathryn A. Myers
KATHRYN A. MYERS